The DropKey App and ... Edit Learn More Promote

The DropKey App and the Pop-up Studio In A Bag
Published by Rockwell Scharer III · 22h ·

We reached out short-term goal in one day on Wefunder! https://Wefunder.com/dropkey
.
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling
Read important disclosure: https://dropkey.com/disclosure


dropkey

WEFUNDER.COM

Invest in DropKey, inc.: World's #1 Best-Selling Hollywood Pop-up Studio w/DropKey--the Be Anywhere App! | Wefunder

107	8	+1.3x Average	
People Reached	Engagements	Distribution Score	Boost Post

3 1 Comment

Mattia Questions NEW

FROM NOTIFICATIONS

The DropKey App and the Pop-up Studio In A Bag

Published by Rockwell Scharer III · 22h ·

We reached out short-term goal in one day on Wefunder! https://Wefunder.com/dropkey

.

#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling

Read important disclosure: https://dropkey.com/disclosure


dropkey®
WORLD'S #1 BEST-SELLING
100% PORTABLE
CONTENT CREATION ECOSYSTEM
with MediaBook®
PROJECT WE LOVE
KICKSTARTER
SUCCESSFULLY FUNDED BY

The DropKey App and the Pop-up Studio In A Bag tagged products from their **shop**.

Published by IG DropKey Studio In a Bag · 20h · Instagram ·

Invest in DropKey!

.

https://wefunder.com/dropkey

.

.

#contentcreator #video #tiktok #dropkey #virtualproduction #greenscreen #videoproduction #studioinabag #creator #twitch #innovation #chromakey #videomarketing #popupstudio #studionow #studioinabag #mediabook

Read important disclosure here: https://dropkey.com/disclosure


dropkey®
WORLD'S #1 BEST-SELLING
100% PORTABLE
CONTENT CREATION ECOSYSTEM
with MediaBook®
SUCCESSFULLY FUNDED BY
PROJECT WE LOVE
KICKSTARTER

Click

The DropKey® Pop-up Studio in... $829›

DropKey® Pop-up Studio in a Bag®... $1,999›

378 People Reached

Engagements

Distribution Score

Tagged Product Clicks

Boost Post

PINNED POST



The DropKey App and the Pop-up Studio In A Bag

Published by Rockwell Scharer III · August 19 at 5:14 PM ·

DropKey is raising funds to scale and grow quickly! Click here to invest in DropKey!
(The JOBS Act signed into law by Obama enables you to invest for as little as $100)
https://wefunder.com/dropkey
.
.
Disney Walt Disney Studios Disneyland Rockwell Scharer III StudioNow Socialive US Barack Obama Live Nation Concerts NBC ViacomCBS
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #innovation #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling
Read legal disclosure here: https://dropkey.com/disclosure


dropkey



Rockwell Scharer III
Founder and CEO, DropKey, inc. *Thomas A. Edison Award Recipient* Best ...
now •

We reached our short-term goal in just one day! Thanks, Nick, Jennifer and Steven!
https://lnkd.in/grJ4zSUN

Read important legal disclosure here: https://lnkd.in/gtQgy-KK
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling


dropkey

Invest in DropKey, inc.: World's #1 Best-Selling Hollywood Pop-up Studio w/DropKey--the Be Anywhere App! | Wefunder

wefunder.com • 2 min read


Edit post
DropKey®, Inc.
We reached our short-term goal in just one day! Thanks, Nick!
Read important legal disclosure here: https://dropkey.com/disclosure
https://lnkd.in/gQGnWGgj
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling
dropkey®
100% PORTABLE
PROJECT WE LOVE
Save

Edit post

DropKey®, Inc.

We reached our short-term goal in just one day! Thanks, Nick!

read important legal disclosure here: https://dropkey.com/disclosure
https://lnkd.in/gQGnWGgj
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling


dropkey®
100% PORTABLE
PROJECT WE LOVE

Save

Create Post

The DropKey App and the Pop-up Studio In A Bag

Public

.

.

https://mailchi.mp/6bbb4e7c7333/dropkey-creator-network-august-2021-update

#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling

.

Read important legal disclosure here: https://dropkey.com/disclosure

Add to Your Post

Automatically Boost This Post

This post will be boosted if it performs well

Access more publishing options and get more insights on your posts' performance in Publishing Tools.

Post

.

Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


dropkey

MediaBook®
17 followers
4d • Edited •

DropKey is raising funds to scale and grow quickly! Click here to invest in DropKey!
(The JOBS Act signed into law by Obama enables you to invest for as little as $100)
https://lnkd.in/gMd94ZJs

.

.

The Walt Disney Company Disney Accelerator Disney Television Studios NBCUniversal Paramount Pictures StudioNow The Walt Disney Studios StudioNow Socialive Barack Obama David Mason Dustin Harrison-Atlas Jennifer Stowell, MPA Matthew Matkov Steven Colby, JD, Ph.D.
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #innovation #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling #branding #television #socialmedia #digitalmarketing #media

.

.

.



DropKey®, Inc.

211 followers

4d • Edited •

DropKey is raising funds to scale and grow quickly! Click here to invest in DropKey!
(The JOBS Act signed into law by Obama enables you to invest for as little as $100)
https://lnkd.in/gMd94ZJs

.

.

The Walt Disney Company Disney Accelerator Disney Television Studios NBCUniversal Paramount Pictures StudioNow The Walt Disney Studios StudioNow Socialive Barack Obama David Mason Dustin Harrison-Atlas Jennifer Stowell, MPA Matthew Matkov Steven Colby, JD, Ph.D.
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #innovation #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling #branding #television #socialmedia #digitalmarketing #media

.

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.